SUB-ITEM 77I(a)

                       TERMS OF NEW OR AMENDED SECURITIES

                                AIM STOCK FUNDS


The Board of Trustees of AIM Stock Funds on August 4, 2005, acting pursuant to
Section 9.3 of the Amended and Restated Agreement and Declaration of Trust, approved the termination of Class K shares of AIM Dynamics Fund and AIM Small Company Growth Fund (each, a "Fund") and the conversion of shares of such Class K shares into shares of Class A of each fund to be effective October 21, 2005 at 5:00 p.m. Eastern time. Class K shares of the funds are no longer offered for sale or exchange.

The holders of such converted Class K shares have the same rights as pre-existing holders of the Class A shares. After the conversion, and as a result of owning Class A shares, the Rule 12b-1 fees paid by former Class K shareholders were reduced from 0.45% to 0.25%.